Mail Stop 4561

May 16, 2006

Mr. Stuart I. Greenwald
Treasurer
First Hartford Corporation
149 Colonial Rd.
Manchester, CT 06045

> **Re:** **First Hartford Corporation**
> **Form 10-K for the Year Ended April 30, 2005**
> **Filed August 15, 2005**
> **File No. 0-08862**

Dear Mr. Greenwald:

We have reviewed your response letter dated March 20, 2006 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission**.** Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended April 30, 2005

Independent Auditors' Report, page 18

1.   We note your response to comment 1. We are still unclear as to whether or not the audit of the Dover Parkade, LLC would be considered a "substantial" part of the audit engagement as a whole as defined in PCAOB release No. 2003-007, Appendix 1, Paragraph 1001(p)(ii). Please provide us with a detailed analysis that

indicates whether or not the audit of Dover Parkade would be considered "substantial" under this guidance.

Consolidated Balance Sheets, pages 20-21

2.   We note your response to comment 4. We are still unclear as to your basis for allocating minority interest income in excess of the carrying amount resulting in negative minority interest. Please provide your basis for doing so as Paragraph 15 of ARB 51 and EITF 95-7 do not distinguish between losses and distributions in excess of net income or revise your document. Additionally, please reconcile your indication that this consolidated subsidiary will be profitable in the future with the fact that as of January 31, 2006, your negative minority interest balance had increased.

Consolidated Statements of Cash Flows, pages 25 – 26

3.   We note your response to comment 5 and the fact that distribution received from your 50% owned consolidated subsidiary was generated as a result of a refinancing. In light of the fact that this subsidiary was consolidated, we are unclear why you recognized this cash inflow as an operating activity as opposed to a financing activity and why it was included in the "distributions from (investments in) affiliates, net" line item on the statement of cash flows. Additionally, please provide your basis for classifying any other amounts included in this line item not related to this consolidated subsidiary within operating activities as opposed to investing activities.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief